As filed with the Securities and Exchange Commission on October 15, 2010

Registration No. 333-

_____________________

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM F-6

REGISTRATION STATEMENT

under

THE SECURITIES ACT OF 1933

For American Depositary Shares

of

CARSO INFRAESTRUCTURA Y CONSTRUCCIÓN S.A.B. DE C.V.

(Exact name of issuer of deposited securities as specified in its charter)

N/A

(Translation of issuer's name into English)

UNITED MEXICAN STATES

(Jurisdiction of incorporation or organization of issuer)

THE BANK OF NEW YORK MELLON

(Exact name of depositary as specified in its charter)

One Wall Street, New York, New York 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

_______________________

The Bank of New York Mellon

ADR Division

One Wall Street, 29th Floor

New York, New York 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Peter B. Tisne, Esq.

Emmet, Marvin & Martin, LLP

120 Broadway

New York, New York 10271

(212) 238-3010

It is proposed that this filing become effective under Rule 466

[ ] immediately upon filing

[ ] on (Date) at (Time).

If a separate registration statement has been filed to register the deposited shares, check the following box.  [ ]

CALCULATION OF REGISTRATION FEE

Title of each class of Securities to be registered	Amount to be registered	Proposed maximum aggregate price per unit (1)	Proposed maximum aggregate offering price (1)	Amount of registration fee
American Depositary Shares representing Ordinary Shares of Carso Infraestructura y Construcción S.A.B. de C.V.	50,000,000 American Depositary Shares	$5.00	$2,500,000	$178.25

1

For the purpose of this table only the term "unit" is defined as 100 American Depositary Shares.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.

#

The prospectus consists of the proposed Form of American Depositary Receipt included as Exhibit A to the Form of Deposit Agreement filed as Exhibit 1 to this Registration Statement, which is incorporated herein by reference.

#

PART I

INFORMATION REQUIRED IN PROSPECTUS

Item - 1.

Description of Securities to be Registered

Cross Reference Sheet

Item Number and Caption	Location in Form of Receipt Filed Herewith as Prospectus

1. Name and address of depositary	Introductory Article

2. Title of American Depositary Receipts and identity of deposited securities	Face of Receipt, top center

Terms of Deposit:

(i) The amount of deposited securities represented by one unit of American Depositary Receipts	Face of Receipt, upper right corner

(ii) The procedure for voting, if any, the deposited securities	Articles number 10, 11 and 15

(iii) The collection and distribution of dividends	Articles number 4, 9, 10 and 15

(iv) The transmission of notices, reports and proxy soliciting material	Articles number 10, 11, 13 and 15

(v) The sale or exercise of rights	Articles number 9, 10, and 15

(vi) The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Articles number 9, 10, 12, and 15

(vii) Amendment, extension or termination of the deposit agreement	Articles number 17 and 18

(viii) Rights of holders of Receipts to inspect the transfer books of the depositary and the list of holders of Receipts	Article number 13

(ix) Restrictions upon the right to transfer or withdraw the underlying securities	Articles number 2, 3, 4 and 6

(x) Limitation upon the liability of the depositary	Articles number 3, 9, 15 and 18

3. Fees and Charges	Articles number 3 and 6

Item – 2. Available Information

Public reports and documents furnished by issuer required by foreign law	Article number 13

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item - 3.

Exhibits

a.

Form of Deposit Agreement dated as of ___________________, 2010 among Carso Infraestructura y Construcción S.A.B. de C.V.,  The Bank of New York Mellon, as Depositary, and all Owners and Beneficial Owners from time to time of American Depositary Shares issued thereunder. - Filed herewith as Exhibit 1.

b.

Any other agreement to which the Depositary is a party relating to the issuance of the Depositary Shares registered hereby or the custody of the deposited securities represented. - Not Applicable.

c.

Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. - See (a) above.

d.

Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered. - Filed herewith as Exhibit 4.

e.

Certification under Rule 466. - Not Applicable.

Item - 4.

Undertakings

(a)

The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the ADSs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)

If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of ADSs thirty days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on October 15, 2010.

Legal entity created by the agreement for the issuance of depositary shares representing ordinary shares of Carso Infraestructura y Construcción S.A.B. de C.V.

By:

The Bank of New York Mellon,

  As Depositary

By:  /s/ Joanne F. Di Giovanni

Name:  Joanne F. Di Giovanni

Title:    Vice President

Pursuant to the requirements of the Securities Act of 1933, Carso Infraestructura y Construcción S.A.B. de C.V. has caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in Mexico City, Mexico, on October 15, 2010.

CARSO INFRAESTRUCTURA Y
 CONSTRUCCIÓN S.A.B. DE C.V.

By:  /s/ ANTONIO GÓMEZ GARCÍA

Name: ING. ANTONIO GÓMEZ GARCÍA

Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on October 15, 2010.

/s/ CARLOS SLIM HELÚ

/s/ ARTURO SPÍNOLA GARCIA

Name: ING. CARLOS SLIM HELÚ

               Name: C.P. ARTURO SPINOLA GARCIA

Director

Principal Accounting Officer

________________________________

/s/ ARTURO SPÍNOLA GARCIA

Name: ING. JAIME CHICO PARDO

Name: C.P. ARTURO SPÍNOLA GARCIA

Director

Principal Financial Officer

/s/ ANTONIO COSÍO PANDO

/s/ ANTONIO GÓMEZ GARCÍA

Name: ING. ANTONIO COSÍO PANDO

Name: ING. ANTONIO GÓMEZ GARCÍA

Director

Principal Executive Officer

/s/ DANIEL DÍAZ DÍAZ

Name: ING. DANIEL DÍAZ DÍAZ

Director

/s/ AGUSTÍN FRANCO MACÍAS

Name: ING. AGUSTÍN FRANCO MACÍAS

Director

/s/ ANTONIO GÓMEZ GARCÍA

Name: ING. ANTONIO GÓMEZ GARCÍA

Director

/s/ JOSÉ HUMBERTO GUTIÉRREZ OLVERA ZUBIZARRETA

Name: C.P. JOSÉ HUMBERTO GUTIÉRREZ OLVERA ZUBIZARRETA

Director

/s/ GUILLERMO GUTIÉRREZ SALDIVAR

Name: ING. GUILLERMO GUTIÉRREZ SALDIVAR

Director

________________________________

Name: ARQ. JOSÉ FERNANDO ROMERO HAVAUX

Director

__________________________________

Name:  ING. DANILE RUIZ FERNÁNDEZ

Director

/s/ ALFONSO SALEM SLIM

Name:  ING. ALFONSO SALEM SLIM

Director

/s/ MANUEL SALVOCH ONCINS

Name: ING. MANUEL SALVOCH ONCINS

Director

__________________________________

Name: ING. JOSÉ SEHDID MERHY

Director

/s/ GUILLERMO SIMON MIGUEL

Name: ING. GUILLERMO SIMON MIGUEL

Director

AUTHORIZED UNITED STATES REPRESENTATIVE

Pursuant to the requirements of the Securities Act of 1933, the undersigned, the duly authorized representative in the United States of the aforementioned Registrant, has signed this registration statement in the City of Newark, State of Delaware, on October 15, 2010.

PUGLISI & ASSOCIATES

By:  /s/ Donald J. Puglisi

Name: Donald J. Puglisi

Title: Managing Director

INDEX TO EXHIBITS

Exhibit

Number

Exhibit

1

Form of Deposit Agreement dated as of _________________, 2010 among

Carso Infraestructura y Construcción S.A.B. de C.V., The Bank of

New York Mellon as Depositary, and all Owners and Beneficial

Owners from time to time of American Depositary Shares issued thereunder.

4

Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary,

as to legality of the securities to be registered.